

October 6, 2014

Via E-mail
Mr. Paritosh K. Choksi
Executive Vice President, Chief Financial Officer and Chief Operating Officer
ATEL Capital Equipment Fund IX, LLC
The Transamerica Pyramid
600 Montgomery Street, 9th Floor
San Francisco, CA 94111

> **Re: ATEL Capital Equipment Fund IX, LLC**
> **Form 10-K**
> **Filed March 17, 2014**
> **File No. 0-50210**

Dear Mr. Choksi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief